UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No.1)*
Merrill Lynch & Co., Inc.

(Name of Issuer)
Common Stock, $1.33 1/3 per share par value

(Title of Class of Securities)
590188108

(CUSIP Number)
September 26, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE
EX-1 JOINT FILING AGREEMENT

CUSIP No.	590188108

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		219,695,826

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

219,695,826

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,695,826

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

CUSIP No.	590188108

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		219,695,826

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

219,695,826

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,695,826

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

CUSIP No.	590188108

1	NAMES OF REPORTING PERSONS Centaura Investments (Mauritius) Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,166,666

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

5,166,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,166,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

CUSIP No.	590188108

1	NAMES OF REPORTING PERSONS Cairnhill Investments (Mauritius) Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		214,529,160

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

214,529,160

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,529,160

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

CUSIP No.	590188108

1	NAMES OF REPORTING PERSONS Charlton Investments (Mauritius) Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		85,366,628

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

85,366,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,366,628

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

CUSIP No.	590188108

1	NAMES OF REPORTING PERSONS Crescent Investments (Mauritius) Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		129,162,532

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

129,162,532

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

129,162,532

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

CUSIP No.	590188108

1	NAMES OF REPORTING PERSONS Clover Investments (Mauritius) Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,166,666

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

5,166,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,166,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1.
     (a) Name of Issuer. The name of the issuer is Merrill Lynch & Co., Inc., a company organized under the laws of the State of Delaware (the “Issuer”).
     (b) Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 222 Broadway, 17th Floor, New York, New York, 10038.

Item 2.
     (a) Name of Person Filing. The persons filing this Statement are (i) Temasek Holdings (Private) Limited (“Temasek Holdings”), a company organized under the laws of the Republic of Singapore, (ii) Fullerton Management Pte Ltd (“Fullerton”), a company organized under the laws of the Republic of Singapore and a wholly-owned subsidiary of Temasek Holdings, (iii) Centaura Investments (Mauritius) Pte Ltd (“Centaura”), a company organized under the laws of Mauritius and a wholly-owned subsidiary of Fullerton, (iv) Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”), a company organized under the laws of Mauritius and a wholly-owned subsidiary of Fullerton, (v) Charlton Investments (Mauritius) Pte Ltd (“Charlton”), a company organized under the laws of Mauritius and a wholly-owned subsidiary of Cairnhill, (vi) Crescent Investments (Mauritius) Pte Ltd (“Crescent”), a company organized under the laws of Mauritius and a wholly-owned subsidiary of Cairnhill and (vii) Clover Investments (Mauritius) Pte Ltd (“Clover”), a company organized under the laws of Mauritius and a wholly-owned subsidiary of Centaura.
     (b) Address of Principal Business Office or, If None, Residence. The address of the principal business office of Temasek Holdings and Fullerton is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891. The address of the principal business office of Centaura, Cairnhill, Charlton, Crescent and Clover is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.
     (c) Citizenship. Temasek Holdings and Fullerton are companies organized under the laws of the Republic of Singapore. Centaura, Cairnhill, Charlton, Crescent and Clover are companies organized under the laws of Mauritius.
     (d) Title of Class of Securities. This information statement relates to the shares of common stock, par value $1.33 1/3 per share, of the Issuer (the “Shares”).
     (e) CUSIP Number. The CUSIP number of the Shares is 590188108.

Item 3.	If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:
     Not applicable.

Item 4.	Ownership
     (a) Amount beneficially owned:
     Clover directly owns 5,166,666 Shares. As noted in Item 2(a) above, Clover is wholly-owned by Centaura, which in turn is wholly-owned by Fullerton, which in turn is wholly-owned by Temasek Holdings, and therefore Centaura, Fullerton and Temasek Holdings may be deemed to beneficially own the Shares directly owned by Clover.

     Crescent may be deemed to beneficially own 129,162,532 Shares, and Charlton may be deemed to beneficially own 85,366,628 Shares. These Shares are directly owned by wholly-owned subsidiaries of Crescent and Charlton. As noted in Item 2(a) above, Crescent and Charlton are wholly-owned by Cairnhill, which in turn is wholly-owned by Fullerton, which in turn is wholly-owned by Temasek Holdings, and therefore Cairnhill, Fullerton and Temasek Holdings may be deemed to beneficially own the Shares beneficially owned by Crescent and Charlton.
     As described above, Centaura may be deemed to beneficially own 5,166,666 Shares, Cairnhill may be deemed to beneficially own 214,529,160 Shares, Fullerton may be deemed to beneficially own 219,695,826 Shares, and Temasek Holdings may be deemed to beneficially own 219,695,826 Shares.
     (b) Percent of class:
     The Shares that may be deemed to be beneficially owned by Clover and Centaura constitute approximately 0.3% of the Shares outstanding.
     The Shares that may be deemed to be beneficially owned by Crescent constitute approximately 8.1% of the Shares outstanding.
     The Shares that may be deemed to be beneficially owned by Charlton constitute approximately 5.3% of the Shares outstanding.
     The Shares that may be deemed to be beneficially owned by Cairnhill constitute approximately 13.4% of the Shares outstanding.
     The Shares that may be deemed to be beneficially owned by Temasek Holdings and Fullerton constitute approximately 13.7% of the Shares outstanding.
     For all percentage calculations in this schedule, we have included in the number of Shares outstanding the 1,528,978,506 Shares and 2,484,974 Exchangeable Shares reported outstanding by the Issuer as of the close of business on August 1, 2008 in its most recent 10-Q filing dated August 5, 2008, the 20,647,830 Shares issued on September 26, 2008 to wholly-owned subsidiaries of Crescent, the 47,252,277 Shares issued on September 26, 2008 to wholly-owned subsidiaries of Charlton and the 825,939 Shares issued on September 26, 2008 to Clover. We have assumed no change in the share capitalization of the Issuer since the August 5, 2008 10-Q filing, apart from the shares issued on September 26, 2008 as described above.
     If the Exchangeable Shares are not included when calculating total Shares outstanding, the Shares that may be deemed to be beneficially owned by Temasek Holdings and Fullerton would constitute approximately 13.8% of the Shares outstanding.
     (c) Number of shares as to which such person has:
     (i) Sole power to vote or to direct the vote: —
     (ii) Shared power to vote or to direct the vote: Temasek Holdings, 219,695,826 Shares; Fullerton, 219,695,826 Shares; Centaura, 5,166,666 Shares; Cairnhill, 214,529,160 Shares; Charlton, 85,366,628 Shares; Crescent, 129,162,532 Shares; and Clover, 5,166,666 Shares.
     (iii) Sole power to dispose or to direct the disposition: —
     (iv) Shared power to dispose or to direct the disposition of: Temasek Holdings, 219,695,826 Shares; Fullerton, 219,695,826 Shares; Centaura, 5,166,666 Shares; Cairnhill, 214,529,160 Shares; Charlton,

85,366,628 Shares; Crescent, 129,162,532 Shares; and Clover, 5,166,666 Shares.

Item 5.	Ownership of Five Percent or Less of A Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].
     Each of Centaura and Clover has ceased to be the beneficial owner of more than 5% of the Shares.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.

Item 8.	Identification and Classification of Members of the Group
     Not applicable.

Item 9.	Notice of Dissolution of Group
     Not applicable.

Item 10.	Certifications
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Temasek Holdings (Private) Limited
/s/ Simon Israel
Name:	Simon Israel
Title:	Executive Director
Date:	September 30, 2008

Fullerton Management Pte Ltd
/s/ Mark Lee Vi Loong
Name:	Mark Lee Vi Loong
Title:	Director
Date:	September 30, 2008

Centaura Investments (Mauritius) Pte Ltd
/s/ Jeffrey Chua Siang Hwee
Name:	Jeffrey Chua Siang Hwee
Title:	Director
Date:	September 30, 2008

Cairnhill Investments (Mauritius) Pte Ltd
/s/ Mark Lee Vi Loong
Name:	Mark Lee Vi Loong
Title:	Director
Date:	September 30, 2008

Charlton Investments (Mauritius) Pte Ltd
/s/ Mark Lee Vi Loong
Name:	Mark Lee Vi Loong
Title:	Director
Date:	September 30, 2008

Crescent Investments (Mauritius) Pte Ltd
/s/ Mark Lee Vi Loong
Name:	Mark Lee Vi Loong
Title:	Director
Date:	September 30, 2008

Clover Investments (Mauritius) Pte Ltd
/s/ Goh Yong Siang
Name:	Goh Yong Siang
Title:	Director
Date:	September 30, 2008